

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2023

Paul Joachimczyk
Company Vice President and Chief Financial Officer
American Woodmark Corporation
561 Shady Elm Road
Winchester, VA 22602

> **Re: American Woodmark Corporation**
> **Form 10-K for the Fiscal Year Ended April 30, 2022**
> **Filed June 29, 2022**
> **Form 10-Q for the Period Ended October 31, 2022**
> **Filed November 22, 2022**
> **File No. 000-14798**

Dear Paul Joachimczyk:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing